UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For February 2019

Commission File Number:  1-34513

CENOVUS ENERGY INC.

(Translation of registrant’s name into English)

2600, 500 Centre Street S.E.

Calgary, Alberta, Canada T2G 1A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 13, 2019

CENOVUS ENERGY INC.
(Registrant)

By:	/s/ Gary F. Molnar
	Name:	Gary F. Molnar
	Title:	Assistant General Counsel & Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	News Release dated February 13, 2019

99.2	Interim Consolidated Financial Statements (unaudited) for the period ended December 31, 2018

99.3	Supplemental Financial Information (unaudited) – Exhibit to December 31, 2018 Consolidated Financial Statements – Consolidated Interest Coverage Ratios